December 1, 2010

Via Edgar Transmission

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Brandon A. Hill, Larry Spirgel, Kathryn Jacobson, Kyle Moffatt

Re:	KeyOn Communications Holdings, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed April 16, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Filed May 17, 2010

File No. 001-33842

Ladies and Gentlemen:

KeyOn Communications Holdings, Inc. (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please contact Rick Werner of Haynes and Boone, LLP, counsel to the Company, at (212) 659-4974.

Sincerely,

KEYON COMMUNICATIONS HOLDINGS, INC.

By:	/s/ Jonathan Snyder
Name:	Jonathan Snyder
Title:	President and Chief Executive Officer